GLIMCHER

June 2, 2006

Ms. Linda van Doorn
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Glimcher Realty Trust
Form 10-K for the year ended December 31, 2005

Dear Ms. van Doorn,

This is in response to your letter dated May 19, 2006 regarding the above-mentioned filing for Glimcher Realty Trust.

Form 10-K for the year ended December 31, 2005:

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 58:
1.
The disclosure on page 24 related to percentage rents indicates that percentage rents are recognized throughout the year based on estimated sales, primarily on a monthly basis, and those actual sales figures are not finalized until the end of the year. We note that your revenue recognition policy indicates that percentage rents are recognized when sales exceed any applicable breakpoints specified in tenants’ leases. Please clarify to us if the leases specify that percentage rents are due based on measurement dates throughout the lease term, consistent with how the company is recognizing percentage rent revenue, rather than being based on annual sales amounts.

Registrant Response: The Company’s leases generally require percentage rent payments monthly once the tenants’ sales levels exceed their sales breakpoint. The Company accrues the percentage rent income based upon the reported sales from the tenant. The Company does not estimate the tenant sales to record such percentage rent. There are some leases that provide for the calculation of percentage rents based only upon annual sales amounts. In these instances, no revenue is recognized until the information is provided (typically in a subsequent accounting period). If the tenant pays annually but reports sales monthly, the Company begins accruing the revenue when the reported sales exceed the annual breakpoint. The final annual certification of sales by the tenant triggers the invoice to the tenant, but the measurement date (date revenue is earned) is the date the sales breakpoint has been exceeded. The estimate referred to in the Company’s Critical Accounting Policies and Estimates relates to estimates tenants might make in reporting monthly sales information to the Company. On occasion, the tenant may revise the annual sales numbers from the monthly sales figures provided throughout the year. These adjustments are generally not significant.

The disclosure on page 24 does not clearly indicate that the estimate is based upon the tenants’ sales as reported to the Company. The disclosure will be clarified in future filings.

Further, clarify how your revenue recognition policy for percentage rents conforms to SAB Topic 13A (4) (C). Contingent rental income.

Registrant Response: SAB Topic 13A (4) (C) states that the staff believes that contingent rental income “accrues” (i.e., it should be recognized as revenue) when the changes in the factor on which the contingent lease payments is based actually occur. Since the Company’s policy is to only recognize the percentage rent after the sales threshold has been exceeded (i.e. eliminating the contingency), the Company believes it’s revenue recognition policy for percentage rents conforms to SAB Topic 13 A (4)(C).

Depreciation and Amortization, page 59
2.
The disclosure indicates that cash allowances paid by the company to tenants for improvements to real estate owned by retailers are capitalized as contract intangibles and amortized over the life of the operating agreements. Please clarify whether the intangible asset recognized as a result of these cash payments is treated as a lease incentive and amortized over the initial lease term as a reduction of rental revenues. If so, please revise the disclosure in future filings to clarify. If not, advise us of the basis in GAAP for the alternative treatment.

Registrant’s Response: The cash allowances in question relate to payments made to retailers that legally own their store location including the underlying land. These payments are made in connection with the execution of an operating agreement under which the retailer covenants to operate the store over a minimum specified period. Since a lease as defined by FAS 13, “Accounting for Leases” does not exist in these situations, the Company has considered other accounting guidance for support.

The Company believes the accounting guidance used to account for these cash allowances is found in FAS 142 “Goodwill and Intangible Assets”. The accounting for these transactions considers the future benefit derived from the payment made to the retailers. This benefit relates to the Company’s ability to improve mall store leasing in the remainder of the center due to the existence of this strategic retailer (i.e. anchor). The value ascribed to the asset is the fair value of the intangible. Paragraph 23 of FAS 142 states that the “fair value of an asset is the amount which that asset is bought in a current transaction between willing parties”. Therefore, the amount paid to the retailer is the best measure of fair value for these contract intangibles. Paragraph 12 of FAS 142 provides the guidance on the amortization of the contract intangible. As discussed, the cash allowances paid to the retailers relates directly to an operating covenant that requires the retailer to operate the store during a minimum specified period. The term of the operating covenant is therefore used to amortize the allowance paid to the retailer. Since the benefit of the payments ultimately enhance the value of the Company’s real estate, the amortization of the intangible asset is reflected in depreciation and amortization within the income statement. In future filings, the Company will clarify the relationship of the payments to the underlying operating agreements as follows:

Cash allowances paid in return for operating covenants from retailers who own their real estate are capitalized as contract intangibles. These intangibles are amortized over the period the retailer is required to operate their store.

Accounting for Acquisitions, page 60
3.
The disclosure indicates that the aggregate value of in place leases is recorded as an intangible asset and amortized over the remaining lease term plus an assumed renewal period. Please clarify that the assumed renewal period can be reasonably assured.

Registrant’s Response: The assumed renewal period was for 60 months reduced by a probability factor of 80%. These renewal periods and probability assumptions are consistent with other mall assets in the Company’s portfolio. In addition, these assumptions were used by the Company’s independent certified valuation experts in their calculation of the fair value of this intangible asset. In future filings, the Company will disclose that the assumed renewal period is reasonably assured.

Note 11 - Investments in Unconsolidated Entities, page 72
4.
We note that the company holds a 52% interest in a joint venture with ORC and that the properties acquired by the joint venture will be operated by Glimcher under separate management agreements. Please clarify to us how consolidation of the joint venture was evaluated.

Registrant’s Response: The following guidance was evaluated to determine the appropriate accounting treatment for the joint venture with ORC:

•	ARB 51 - Consolidated Financial Statements
•	FAS 94 - Consolidation of All Majority-Owned Subsidiaries
•	APB 18 - The Equity Method of Accounting for Investments for Common Stock
•	FIN 46R - Consolidation of Variable Interest Entities, an interpretation of ARB No. 51
•	EITF Numbers 96-16 - Investor’s Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have a Certain Approval or Veto Rights
•	EITF 04-05 - General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights

While many of the earlier statements issued have been amended, there are portions of each pronouncement above that together provides the guidance used to evaluate the appropriate accounting for the Company’s joint venture with ORC.

The primary criteria that must be evaluated under each one of these accounting pronouncements is the evaluation of control. ARB 51, the earliest pronouncement, permitted a fair amount of subjectivity based upon the specific facts and circumstances and provided exceptions to consolidation even when control was evident. FAS 94 has similar control tests to those in ARB 51 other than the removal of some stated exceptions to the control test. FAS 94 maintains the presumption that the majority owner has control. However, paragraph 13.2 provides an exception to overcome this presumption; “a majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner”. Due to the significant decisions that require unanimous vote in the joint venture agreement with ORC, it is evident that Glimcher does not have control and that the control is jointly shared between ORC and Glimcher. Further, this agreement has formal arbitration procedures specified if a unanimous consent cannot be reached. These arbitration procedures provide equal representation of Glimcher and ORC. APB 18 is still applicable once the determination to account for an entity as an equity investment is made, but does not provide the criteria to determine whether consolidation is appropriate. FIN46R provides a checklist of criteria that may result in a variable interest entity (“VIE”). If an entity qualifies as a VIE, consolidation is required. If an entity is not a VIE, but does have a variable ownership interest in another entity, an evaluation must be made of expected losses and residual returns of that interest. This evaluation may or may not result in a consolidation of the entity. The Company evaluated the three characteristics defined in paragraph 5 of FIN46 (one or more of which must apply for an entity to quality as a VIE) and concluded that none of the characteristics (listed below) were evident in the joint venture arrangement with ORC.
•	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.
•	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
o	The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights
o	The obligation to absorb the expected losses of the entity
o	The right to receive the expected residual returns of the entity.
•
The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

EITF 96-16 and EITF 04-05 (effective January 2006 amending EITF 96-16) provide the guidance that is most on point to the Company’s joint venture arrangement as the Company does have majority ownership interest (52%) to ORC’s interest of 48%. The Company also has the majority representation on the board. The determining factor was the degree of control exercisable by the minority shareholder. In the joint venture arrangement (Item 15, exhibit 10.42 of Form 10-K for the year ended December 31, 2005), the minority shareholder control is evident in those matters that require unanimous vote (section 3.4 of agreement) by the board before they can be acted upon. EITF 04-05 defines kick-out rights and substantive participating rights and the tests to determine the existence of these rights. The test is an “or” test and substantive participation rights do exist. These rights clearly are evident in the joint venture agreement for the minority shareholder and are substantive participation rights (not only protective rights). As control is joint, the entity should not be consolidated by the Company.

In future filings, the Company will expand the disclosure of our policy for the Investment in Unconsolidated Real Estate Entities to clarify the accounting evaluation of its joint venture agreements as follows:

The Company evaluates all joint venture arrangements for consolidation. The percentage interest in the joint venture, evaluation of control and whether a variable interest entity exists are all considered in determining if the arrangement qualifies for consolidation.

In addition please clarify that the properties acquired by the joint venture were from independent third parties.

Registrant’s Response: The properties acquired by the joint venture in 2005 were from independent third parties. Clarification of whether properties were acquired from independent third parties will be included in future filings.

Additionally, the registrant acknowledges the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at (614) 887-5610.

Sincerely,

/s/ Mark E. Yale

Mark E. Yale
Executive Vice President,
Chief Financial Officer and Treasurer